Skadden, Arps, Slate, Meagher & Flom llp
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Mr. Larry Greene		SHANGHAI
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Washington, DC 20549		VIENNA
RE: Van Kampen Equity and Income Fund
File Numbers 811-00919 and 002-15957
Dear Mr. Greene:
     Thank you for your telephonic comments regarding the registration statement on Form N-1A filed on February 25, 2010 by Van Kampen Equity and Income Fund (the “Fund”) under the Securities Act of 1933, as amended (“Securities Act”) and the Investment Company Act of 1940, as amended (“1940 Act”). On behalf of the Fund, we have articulated your comments to the best of our understanding and provided our response to your comments below. Where changes were necessary in response to your comments, they are reflected in Post-Effective Amendment No. 93 to the Fund’s Registration Statement which was filed under the Securities Act and the 1940 Act via IDEA on April 30, 2010.
General

Comment 1	Please confirm that the Fund has made the filings with respect to its fidelity bond required by Rule 17g-1(g) under the 1940 Act for 2005.

Response 1	The Fund confirms that it made the requisite filing for 2005 under Rule 17g-1(g) under the 1940 Act.

Comments to the Prospectus

Comment 2	In the section entitled “Investment Objective, Principal Investment Strategies and Risk – Principal Investment Strategies and Risks,” please revise the risk disclosure relating to the volatility in or stemming from, the turmoil in the sub-prime mortgage, credit and other affected markets to include information specifically related to the current market conditions and current volatility.

Response 2	The Fund respectfully notes that the disclosure does not specifically reference any current market conditions or current volatility because the Fund’s prospectus is effective for an entire year and is required to be “evergreen.” It would be impractical for the Fund to supplement its prospectus each time the markets became more or less volatile. The Fund does not believe that such disclosure is necessarily helpful for shareholders and could in fact be confusing to shareholders. Thus, the Fund has not added any additional disclosure.

Comment 3	Please ensure that the Fund includes in its Registration Statement the disclosure required by the Proxy Disclosure Enhancements included in Release IC-29092 effective February 28, 2010.

Response 3	The Fund has included the requisite disclosure in its Registration Statement as requested.

Comment 4	In the second paragraph in the section entitled “Investment Objective, Principal Investment Strategies and Risks – Principal Investment Strategies and Risks,” please change the word “larger-sized” to “large-sized.”

Response 4	The Fund revised the disclosure as requested.

Comments to the Statement of Additional Information

Comment 5	With respect to disclosure in the section entitled “Strategic Transactions – Combined Transactions,” please add such disclosure to the Fund’s prospectus.

Response 5	The Fund respectfully notes that combined transactions is not a principal investment strategy of the Fund and thus, the Fund has not added such disclosure to the prospectus.

Comment 6	With respect to investment restriction number 12 in the section entitled “Investment Restrictions,” please add disclosure that the Fund may invest up to, but not including, 25% of its assets in any one industry.

Response 6	The Fund respectfully notes that the restriction that the Staff references is a fundamental investment restriction that the Fund cannot change without a shareholder vote. The Fund has however, adopted a non-fundamental investment policy that includes the phrase that the Staff has requested.
*     *     *

          In connection with the effectiveness of the Registration Statement, the Fund acknowledges that the disclosure included in the Registration Statement is the responsibility of the Fund. The Fund further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Fund will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Should you have any questions concerning our responses to your comments, please direct them to Elisa Mitchell at (630) 684-6724 or the undersigned at (312) 407-0863.
Sincerely,
/s/ Charles B. Taylor

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